UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68138

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STRATEGAS SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
52 Vanderbilt Ave, 8TH Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Godofsky, CFO **(212) 906-0130**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Citrin Cooperman & Company, LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(St[redacted]	(Zip Code)

12014763

CHECK ONE:
- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

KW 3/31

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **Jason Trennert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Strategas Securities, LLC** as of **December 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE**

NICOLE NARBY
Notary Public, State of New York
No. 01NA6214456
Qualified in New York County
Commission Expires December 7, 2013

Signature

Managing Partner, Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Strategas Securities, LLC

We have audited the accompanying statement of financial condition of Strategas Securities, LLC (a limited liability company) (the "Company"), a wholly owned subsidiary of Strategas Research Partners, LLC, as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Strategas Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

STRATEGAS SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	4,609,478
Accounts receivable, less allowance for doubtful accounts		349,215
Receivables from and deposit with clearing brokers		163,415
Property, equipment and leasehold improvements, net		690,245
Due from parent		556,823
Prepaid expenses		86,283
Other assets		95,803
TOTAL ASSETS	$	6,551,262

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,922,443
Deferred revenue		452,900
Total liabilities		2,375,343
Commitments and contingencies (Notes 6 and 10)		
Member's equity		4,175,919
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,551,262

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Strategas Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since February 12, 2010, and a wholly owned subsidiary of Strategas Research Partners, LLC (the "Parent"). The Company provides macroeconomic investment and government policy consulting, research and advisory services to its institutional clientele. Additionally, the Company operates an equities and fixed income trade desk which facilitates payment for its services by certain clients through commissions on securities transactions introduced to its clearing broker-dealer on a fully disclosed basis, operating under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Since the Company is a limited liability company, the Parent, as the member, is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using a straight-line method over the estimated useful lives of the assets. Leasehold improvements will be amortized over the terms of the lease.

Revenue recognition

Revenues from the sale of research and advisory services are recorded when the services have been provided and when the amounts due have been deemed collectible. Research fees invoiced and not yet earned are reported as "Deferred revenue" in the statement of financial condition.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable

Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Management considers the collectibility and past transaction history of the customer. If the financial conditions of the Company's customers were to deteriorate adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2011, the allowance for uncollectible accounts was $109,052.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consisted of the following at December 31, 2011:

Automobiles	$	118,836
Computer equipment		70,338
Furniture and fixtures		215,459
Leasehold improvements		396,476
		801,109
Less: accumulated depreciation and amortization		(110,864)
Property, equipment and leasehold improvements, net	$	690,245

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2011:

Compensation and bonus payable	$	1,533,740
Operating expenses		388,703
Total	$	1,922,443

NOTE 5. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the Strategas Securities, LLC 401(k) Plan (the "Plan"). Pursuant to the Plan, the Company is required to make safe harbor contributions up to a maximum of 3% of non-highly compensated employees' compensation. The Company may also make a discretionary contribution to the Plan. Elective contributions and the safe harbor contributions vest immediately; the employer's discretionary contributions vest over a six-year period.

NOTE 6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of and for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $100,000, which is included in "Receivables from and deposit with clearing brokers" in the statement of financial condition.

The Company's cash held in accounts at its clearing broker is subject to the credit risk of the clearing broker. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits, which was $250,000 at December 31, 2011.

NOTE 7. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City and District of Columbia unincorporated business taxes. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the tax charges based on separate company taxable income or loss.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company and its Parent receive and disburse funds for the benefit of the other party as appropriate for operating purposes. At December 31, 2011, the Company's net amount due from the Parent amounted to $556,823, including the accrual of income taxes payable (see Note 7). These amounts are non-interest bearing and have no defined repayment terms.

NOTE 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2011, the Company had net capital of $2,423,574, which exceeds the Company's net capital requirement of $158,356. The Company's percentage of aggregate indebtedness to net capital was 98% at December 31, 2011.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company leased office space in New York City under a sublease that expired on October 31, 2011. and commenced a new lease for the same space on the following day. The new lease will terminate in October 2021. The Company also leases office space in Washington, DC, under a lease that expires in August 2014. Additionally, the Company leases an automobile whose lease expires in November 2013.

The approximate future minimum annual payments due under these leases are as follows:

Year ending December 31:	
2012	279,813
2013	419,149
2014	397,971
2015	371,000
2016	375,637
Thereafter	1,927,654
	$ 3,771,224

Rental payments under the New York City lease are recognized on a straight-line basis over the term of the lease. The difference between actual rent paid and the expense payable under the term of the lease is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.